Hitcom Corporation
                             2700 Dufferin Street, Unit 68
                             Toronto, Ontario, Canada M6B 3J3
                             1 (416) 785-4323

                                (Name of Issuer)

                             Common Stock, par value $.004

                            (Title of Class of Securities)

                                  001-13999

                            (Commission file number)

                              Joe M. Eckler, Jr.
                            10658 Panhandle Road
                             Hampton, GA 30228
                               1-770-477-7651

                    (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)


                                 01/19/2001


             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(g), check the following box. []

             CUSIP No. ..N/A
             1. Names of Reporting Persons. I.R.S. Identification
             Nos. of above persons (entities only).

              Joe M. Eckler, Jr.      IRS Nos.(optional)
 ..................................................................

     2. Check the Appropriate Box if a member of a Group (See Instruct-ions)

                (a)

                (b) X
 .........................................................................

     3. SEC Use Only

 .........................................................................

     4. Source of Funds (See Instructions)

                PF

 .........................................................................

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               N/A

 .........................................................................

      6. Citizenship or Place of Organization

               USA

 .........................................................................

      Number of                     7. Sole Voting Power
      Shares Benefically                 --441,200--
      Owned by Each                 .....................................
      Reporting Person
          With                      8. Shared Voting Power
                                    --0--

                              ...........................................

                                   9. Sole Voting Power
                                  --441,200--

                              ...........................................

                                  10. Shared Dispositive Power
                                     --0--

                              ...........................................

                                   11. Aggregated Amount Beneficially Owned
                                  by Each Reporting Person
                                    --441,200--

                              ...........................................

                                   12. Check if the Aggregate Amount in Row (11)
                                  Excludes Certain Shares (See Instructions)
                                  []
                              ...........................................

                                   13. Percent of Class Represented by Amount in
                                  Row (11)

                                       6.67%

                              ...........................................

                                   14. Type of Reporting Person
                                      (See Instructions)

                                        IN
 .........................................................................


      Item 1. Security and Issuer

      This statement relates to the shares of common stock, par value $.004 per share (the Common Stock), of Hitcom Corporation, a Delaware Corporation (the Company). The Company has its principal Executive Office at 2700 Dufferin Street, Unit 68
      Toronto, Ontario, Cananda M6B 3J3.

      Item2. Identity and Background

      This statement is being filed by:

      (a) Joe M. Eckler, Jr., a natural born US citizen.

      (b) Residence address; 10658 Panhandle Road Hampton, GA 30228

      (c) Present principal occupation; Accident Investigator employed by the Clayton County Board of Commissioners from principal property located at 1669 Flicker Road Jonesboro, GA 30236.

      (d) During the last five years, Joe M. Eckler, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Joe M. Eckler, Jr. was not a party to a civil proceeding of a judical or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Joe M. Eckler, Jr. is a natural born citizen of the United States of America.



     Item 3. Source and Amount of Funds or Other Consideration.

      The source of the funds was personal funds. The aggregate amount of funds used in making the purchases excluding brokerage commissions and other costs of executions through the close of business on February 8, 2001 was:

      $75,000.00

      Item 4. Purpose of Transaction

      The acquisition of the securities of the issuer was made for the purpose of investment and to work with management to enhance the shareholders value.

      (a) The reporting person may acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

      (b) The reporting person has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) The reporting person has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) The reporting person has no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) The reporting person has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

      (f) The reporting person has no plans or proposals which relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) The reporting person has no plans or proposals which relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) The reporting person has no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

      (i) The reporting person has no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination or registration pursuant to
          Section 12(g)(4) of the Act; or

      (j) The reporting person has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

      Item 5. Interest in Securities of the Issuer

      (a) As of the close of business on February 8, 2001, the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 is as follows:


      Name                    Number of Shares            Percentage of Class

    Joe M. Eckler, Jr.             441,200                        6.67%

               Note: Percentage of class is based on 6,617,544.


       (b) Joe M. Eckler, Jr. as holder of the shares has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of stock listed above in paragraph
           (a).

       (c) Transactions in the class of securities reported that were effected in the last sixty (60) days are shown on Exhibit A attached hereto.

       (d) Where an interest relates to more than five (5%) percent of the class, the person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities is the same person identified in paragraph (b) above.

       (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           There are no contracts, arrangement, understandings or relationships (legal or otherwise) among persons named in
           Item 2 and between such person(s) and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

       Item 7. Material to Be Filed as Exhibits

           There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;(2) the acquisition of the issuer control, liquidation, sale or assets, merger, or change in business or corporate structure or any other mater as disclosed inItem 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.






      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     /s/ Joe M. Eckler, Jr.

      Dated: February 14, 2001



     EXHIBIT A



      Date               Quantity             Price               Cost

      12/08/2000          15,000              .0273               410.16
      12/11/2000          25,000              .03                 750.00
      12/11/2000          10,000              .04                 400.00
      12/11/2000          10,000              .035                350.00
      12/11/2000          10,000              .0313               312.50
      12/11/2000           5,500              .05                 275.00
      12/11/2000          20,600              .05               1,030.00
      12/15/2000           9,700              .05                 485.00
      12/19/2000          23,800              .03                 714.00
      12/22/2000           5,000              .03                 150.00
      12/26/2000           5,400              .0156                84.38
      12/26/2000           1,900              .01                  19.00
      01/12/2001           5,000              .025                125.00
      01/19/2001           9,900              .025                247.50
      01/19/2001           5,000              .025                125.00
      01/24/2001          25,000              .04               1,000.00
      02/02/2001          20,000              .06               1,200.00
      02/05/2001          15,000              .05                 750.00
      02/05/2001          35,000              .06               2,100.00